

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

July 21, 2010

Mr. Ronald Foster
Chief Financial Officer
Energy Quest Inc.
850 South Boulder Hwy., Suite 169
Henderson, Nevada 89015-7564

   Re: **Energy Quest Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed April 12, 2010
      File No. 000-28305

Dear Mr. Foster:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Karl Hiller
          Branch Chief